

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

<u>Via E-mail</u>
Mr. Kory M. Glen
Chief Financial Officer
Essex Rental Corp.
1110 Lake Cook Road; Suite 220
Buffalo Grove, IL 60089

> **Re: Essex Rental Corp.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **Form 10-Q for the Period Ended September 30, 2013**
> **Filed November 6, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 26, 2013**
> **File No. 1-34601**

Dear Mr. Glen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Business, page 1

Customers and end markets, page 8

1.   Refer to the last paragraph of your discussion where you discuss your estimated 12 month backlog related to rental revenue and equipment sales revenue. We also note that in your earnings call for the third quarter of 2013, Mr. Schad talked about the September 30, 2013 backlog being "28% larger than it" was in September 20, 2012. Given the nature of your business, it is unclear what you consider to be backlog. With a view towards future disclosure, supplementally please explain to us how you define backlog as well as the

criteria you use to determine when a project/contract is included in the backlog. To the extent that you consistently use backlog as a performance indicator, please ensure that in future filings you disclose this measure by providing two years of backlog information, as well as an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, as well as any other material aspects of the backlog. Please see Item 101(c)(1)(viii) of Regulation S-K.

Risk Factors, page 12

2.   In future filings, please consider adding a risk factor disclosure addressing the risks imposed by your company's reliance upon dividends and distributions from your subsidiaries, while your subsidiaries are limited in their ability to make these distributions. We note your Dividend Policy disclosure on page 21.

Management's Discussion and Analysis…, page 23

Year ended December 31, 2012 compared to year ended December 31, 2011, page 26

3.   We note that for each of your segments you do not identify or quantify the drivers of changes to your line items. For example:
   - You state on page 27 that utilization of your various classes of cranes changed by various percentages year on year, but no indication is given for the changes in utilization;
   - No indication is given regarding why sales declined for your equipment distribution segment, or why your margin for that segment declined year on year;
   - The reasons for the changes in gross profit margins related to equipment rentals have not been provided;
   - In your earnings call for the third quarter of 2013, you qualify that the decline in rental revenues for the quarter as compared to the prior period "was driven primarily by the lack of power related projects on the West Coast and the Pacific Northwest;" however, no similar disclosure was included in your most recent quarterly report; and
   - In your earnings call for the fourth quarter of 2012 as well as for the most recent quarter, you discuss how central the hydraulic crawler cranes are to your financial performance, yet such discussion appears to be missing from your periodic reports.

   Please note that these are only a few examples of how your MD&A discussion should be revised to provide a comprehensive qualitative and quantitative discussion of how the changes in your line items impacted your gross profits. In future filings please revise your MD&A disclosure to provide the requisite analysis. Supplementally please provide us with a revised disclosure showing us this analysis for fiscal year 2012. Please see Item 303 of Regulation S-K and SEC Release No. 33-8350.

4.   We note that in your earnings call for the fourth quarter of 2012 and the third quarter of 2013 you provide, among other things, certain utilization and lease duration trends for your hydraulic crawler cranes. You also predicted "meaningful improvement in transportation end markets in 2013, due to the moving ahead for progress in the 21st Century Act." With a view towards future disclosure, please tell us what consideration you gave to including a similar discussion and analysis of such known material trends, demands, commitments, events and uncertainties in your disclosure to help investors ascertain the likelihood that past performance is indicative of future performance. See Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3. of SEC Release No. 33-8350.

Consolidated Financial Statements, page F-1

2. Significant Accounting Policies – Revenue Recognition, page F-10

5.   We note that you generate revenue from the rental of equipment and other services, such as transportation and repairs and maintenance of equipment on rent, under the terms of a single customer Equipment Rental Agreement. We further note that you divide revenue arrangements with multiple elements into separate units of accounting. In order for us to more fully understand your accounting, please address the following:
   - Explain to us the general terms of your equipment rental agreements, including any provisions specifically related to other services you provide;
   - Help us more fully understand how you establish vendor specific objective evidence of selling prices for transportation services;
   - Explain to us whether the transportation services also include equipment set-up and address whether any approval process is required after equipment set-up; and
   - Help us more fully understand how you establish vendor specific objective evidence of selling prices related to repairs and maintenance of equipment on rent.

11. Income Taxes, page F-25

6.   We note that you have gross deferred tax assets of approximately $67 million as of December 31, 2012 that primarily relate to Federal and state net operating loss carry-forwards. Please revise your disclosures in future filings to more fully explain how you determined it is more likely than not that you will realize your net deferred tax assets. Please address the following:
   - To the extent you are relying on the reversal of deferred tax liabilities in your assessment of the realizability of deferred tax assets, disclose that fact. Also clarify, if true, that the deferred tax liabilities you are relying on in your assessment reverse in the same period and jurisdiction and are of the same character as the differences giving rise to the deferred tax assets;
   - Disclose the amount of any pre-tax income you need to generate to realize your deferred tax assets. Explain the material assumptions and anticipated future trends included in your projections of future taxable income. Based on your three

year cumulative loss position, explain how you determined, based on the weight of all available evidence, a valuation allowance is not required; and

- Disclose the nature of any tax planning strategies you are relying on, including how each strategy supports the realization of deferred tax assets, the amount of shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to each tax-planning strategy.

Please provide us the disclosures you intend to include in future filings. Refer to paragraphs 16-25 of ASC 740-10-30 and Section 501.14 of the Financial Reporting Codification for guidance.

7. As a related matter, we note that your unused federal net operating loss carry-forwards of $138.9 million begin expiring in 2021 and that your unused state net operating loss carry-forwards of $71.5 million expire between 2012 and 2032. Please revise future filings to present more detailed disclosures regarding the specific time periods when your net operating loss carry-forwards expire by year and jurisdiction. Please provide us the disclosures you intend to include in future filings.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 12

Related Party Transaction Procedures, page 13

8. Please ensure that future filings include all of the information required by Item 404(b) of Regulation S-K, including the type of transactions covered by your written policy regarding related party transactions, and the standard(s) the Audit Committee applies with respect to these transactions.

Executive Compensation, page 13

Annual Salary, page 33

9. To the extent that the compensation committee takes into account the annual salaries paid by certain peer companies to ensure the competitiveness of the NEO's compensation, please tell us why you would not be required to disclose the names of these companies within the meaning of Item 402(b)(2)(xiv) of Regulation S-K. If you believe that the compensation committee does not engage in benchmarking of executive compensation, with a view towards future disclosure, please tell us how the market review conducted by the compensation committee has influenced its compensation decisions.

Cash Bonuses, page 14

10. We note your disclosure in the penultimate paragraph on page 14 regarding the minimum bonus pool of $260,000 for employees of Essex Crane. We also note that in the first

paragraph on page 15 you discuss a second bonus pool of $410,000 for Coast Crane employees. Please explain to us, and in future filings expand your disclosure to clarify (1) whether the compensation committee establishes two different bonus pools; (2) whether the $410,000 amount also represents a minimum cash bonus pool if the Adjusted EBITDA is less than the targeted amount established by the compensation committee; (3) whether the compensation committee applies a certain standard or formula in determining the bonus amount for each NEO if the financial targets are met, and whether a cash bonus payable to a NEO is paid under the bonus pool of Essex Crane, Coast Crane or both.

Termination Benefits, page 18

11.   Supplementally provide us, and revise your future filings to include, a tabular disclosure quantifying the various termination benefits in accordance with Item 402(j)(1) of Regulation S-K, applying the assumption that the triggering event took place on the last business day of your last completed fiscal year.

Grant of Plan Based Awards, page 19

12.   Given the disclosure requirements of Item 402(d)(2)(iii) of Regulation S-K, please tell us why you would not be required to disclose here the cash bonuses discussed on page 14 of the proxy statement.

Director Compensation, page 20

13.   We note that your narrative disclosure related to non-employee directors receiving $300,000 for serving on your Board is inconsistent with your tabular disclosure on page 21 which indicates that the total compensation received by the directors did not exceed $200,000. Based on your disclosure in footnote (*), it is also unclear why Mr. Nelson was paid less than other directors on the Strategic Planning and Finance Committee. Please advise with respect to these discrepancies. To the extent necessary please revise your future filings accordingly, identifying also each of annual retainer fees, committee fees, and meeting fees that the directors received as compensation for their services. Please see Item 402(k)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief